Filed by OmniLit Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Syntec Optics, Merging with OmniLit(Nasdaq: OLIT), to Exhibit at SPIEOptifab 2023

Syntec Optics showcases latest optical manufacturing innovations in products and services.

ROCHESTER, NEW YORK (October 16, 2023) – Syntec Optics, a scientific and technical instruments, and aerospace and defense optics manufacturer that, over the past 20 years, enabled many mission-critical products in defense, biomedical, and consumer end-markets, announced today that it will be exhibiting at SPIE Optifab 2023, the premier event for optical fabrication technologies. The event will be held from October 17-19, 2023, at the Rochester Riverside Convention Center in Rochester, New York.

Syntec Optics will be showcasing its latest innovations in optical manufacturing technologies at booth 1303. The company’s experts will be on hand to discuss customer needs and provide solutions for a wide range of optical fabrication extremely high precision challenges.

Syntec Optics will display recently launched new light-weight eyepieces and objective lenses for night vision goggles, called Viper.

“We are excited to be exhibiting at SPIE Optifab 2023 and look forward to meeting with customers and partners to discuss the latest trends and innovations in optical manufacturing as light-enabled products became nearly 11% of the global economy and tailwinds shift towards made in America, ubiquitous data, and biomedical automation,” said Syntec Optics CEO, Joe Mohr. “We are committed to providing our customers with the best possible solutions to meet their optical needs, and we look forward to demonstrating our latest capabilities at the show.”

SPIE Optifab is the largest optical manufacturing conference and exhibition held in North America. It is a must-attend event for anyone involved in the design, fabrication, or testing of optical components and sub-systems.

About Syntec Optics

Syntec Optics Inc., headquartered in Rochester, NY, is one of the largest optics and photonics ultra-high precision manufacturers in the United States. Operating for more than two decades, Syntec Optics runs a state-of-the-art, nearly 90, 000 sq. ft. manufacturing facility with extensive core capabilities of various optics manufacturing processes both horizontally and vertically integrated to provide mission-critical components and sub-systems to systems integrators. Syntec Optics’ mission is to provide a U.S.-based scalable platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and delivers photonics-enabled precision to consumer products and services. To learn more, visit www.syntecoptics.com.

Syntec Optics previously announced an agreement for a business combination with OmniLit Acquisition Corp. (“OmniLit”) (Nasdaq: OLIT), which is expected to result in Syntec Optics becoming a public company listed on the Nasdaq Stock Exchange under the new ticker symbol “OPTX” in Q4 2023, subject to customary closing conditions.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including statements as to the transactions contemplated by the business combination, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, forward-looking statements include statements regarding the expected benefits to Syntec Optics customers of the Viper product. Actual results could differ materially from the forward-looking statements made in this press release. Factors that might cause these differences include but are not limited to: unanticipated technical and other challenges that arise with the product manufacturing; unanticipated technical or other delays with the product; customer and strategic partner responses; potential future changes to the pricing or other terms; and potential unforeseen costs or expenses of providing the products and services. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Syntec Optics and its management, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to statements with respect to OmniLit’s search for an initial business combination and OmniLit’s ability to enter into a business combination agreement with a counterparty, the risk that the transaction may not be completed, and the other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OmniLit’s Form S-4 (File No. 333-271822) filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Syntec Optics or OmniLit undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Additional Information and Where to Find It

This press release relates to a proposed transaction between OmniLit and Syntec Optics. OmniLit has filed a registration statement on Form S-4 with the SEC, which is subject to change and includes a document that serves as a prospectus and proxy statement of OmniLit, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all OmniLit stockholders. OmniLit has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of OmniLit are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OmniLit through the website maintained by the SEC at www.sec.gov.

The documents filed by OmniLit with the SEC also may be obtained by contacting OmniLit Acquisition Corp. by emailing info@omnilitac.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Syntec Optics, OmniLit and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from OmniLit’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to OmniLit or Syntec Optics. The definitive proxy statement will be mailed to OmniLit’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This press release and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

For further information, please contact:

Joe Mohr

Chief Executive Officer

info@syntecoptics.com

To learn more about this new capability please visit www.SyntecOptics.com and watch the video or call Sara Hart at Syntec Optics at 585.768.2513 x101 or 650.616.4229.

SOURCE: Syntec Optics, Inc., OmniLit Acquisition Corp. (Nasdaq: OLIT)